Exhibit 12.    Statement re: Computation of Ratios

BancWest Corporation and Subsidiaries
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

		(dollars in thousands)

Income before income taxes	$161,710	$107,928	$428,310	$318,130

Fixed charges(1):
Interest expense	123,814	119,929	354,414	404,279
Rental expense	5,775	3,830	16,245	11,481

	129,589	123,759	370,659	415,760
Less interest on deposits	76,477	92,405	218,884	318,687

Net fixed charges	53,112	31,354	151,775	97,073

Earnings, excluding interest on deposits	$214,822	$139,282	$580,085	$415,203

Earnings, including interest on deposits	$291,299	$231,687	$798,969	$733,890

Ratio of earnings to fixed charges:
Excluding interest on deposits	4.04x	4.44x	3.82x	4.28x
Including interest on deposits	2.25x	1.87x	2.16x	1.77x

(1)	For purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits.

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